## SCHEDULE A

### Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons.  Except as otherwise noted, all such transactions were effected in the open market through brokers.

### General American Capital, LLC(1)

| Trade Date | Shares Purchased (Sold) | Price Per Share ($) |
| --- | --- | --- |
| 4/14/2025 | 25,314 | 24.50 |
| 4/15/2025 | 16,427 | 25.35 |
| 4/16/2025 | 25,000 | 25.24 |
| 4/17/2025 | 4,855 | 25.41 |
| 4/21/2025 | 9,986 | 25.07 |
| 4/22/2025 | 12,688 | 25.97 |
| 4/23/2025 | 37,720 | 26.90 |
| 4/24/2025 | 43,660 | 28.02 |

(1)    Each of (i) Indiana Pacific General Trust as the owner of General American Capital, (ii) Susan D. Hudson as Manager of General American Capital and Trustee of the Indiana Pacific General Trust and (iii) Philip A. Norcross as Assistant Manager of General American Capital and Trustee of the Indiana Pacific General Trust are also deemed to have made these transaction.